ATCO
GROUP

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

[redacted]

07028880

December 05, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed December 5, 2007 for symbol CU
- Corporation's Form 1, filed December 5, 2007 for symbol CU.X
- Corporation's Form 1, filed December 5, 2007 for symbol CU.PR.A
- Corporation's Form 1, filed December 5, 2007 for symbol CU.PR.B
- Corporation's Form 1, filed December 5, 2007 for symbol CIU.PR.A
- Insider Report, filed December 4, 2007 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

PROCESSED
JAN 04 2008
THOMSON
FINANCIAL

Karen Sharp

1/2/08

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

ATCO 60 years 2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	81,634,086	As at :	11/01/2007

Effect on Issued & Outstanding Securities

Stock Option Plan	8,800
Other Issuances and Cancellations	-93,400
Issued & Outstanding Closing Balance :	81,549,486

Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,313,000**	As at :	11/01/2007

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2007	N		8,800		

Filer's comment

TSX reserved = 4,426,400 TSX available to be granted = 3,122,200

Totals		0	8,800	0	0

Stock Options Outstanding Closing Balance:	**1,304,200**	As at :	11/30/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/30/2007	Conversion (General)	8,900
11/30/2007	Issuer Bid	-102,300
Totals		-93,400

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	43,801,584	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-8,900		
Issued & Outstanding Closing Balance :	43,792,684		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
11/30/2007	Conversion (General)	-8,900
Totals		-8,900

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	CU Inc.
Symbol :	CIU.PR.A
Reporting Period:	11/01/2007 - 11/30/2007

Summary

Issued & Outstanding Opening Balance :	4,600,000	As at :	11/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	4,600,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/05/2007
Last Updated:	12/05/2007

FILE NO. 82-34744

Insider transaction detail - View details for insider

2007-12-04 12:57 ET

Transactions sorted by : Insider
Insider company name : canadian utilities limited (Starts with)
Filing date range : December 4, 2007 - December 4, 2007

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: Canadian Utilities Limited

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1089552	2007-11-01	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	53.1600	4,000						
1089553	2007-11-01	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
1089555	2007-11-02	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	53.6100	4,000						
1089557	2007-11-02	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
1089560	2007-11-05	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,000	53.7000	4,000						
1089566	2007-11-05	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,000		0						
1089568	2007-11-09	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+16,000	52.9900	16,000						
1089571	2007-11-09	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-16,000		0						
1089573	2007-11-12	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	52.1300	5,000						
1089576	2007-11-12	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1089608	2007-11-13	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	51.0500	5,000						
1089610	2007-11-13	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089612	2007-11-14	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.8100	5,000						
1089616	2007-11-14	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089619	2007-11-15	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	51.3600	5,000						
1089620	2007-11-15	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089623	2007-11-16	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.7100	5,000						
1089627	2007-11-16	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089630	2007-11-19	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	51.1800	5,000						
1089631	2007-11-19	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						

FILE NO. 82-34744

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1089633	2007-11-20	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	51.0600	5,000						
1089634	2007-11-20	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089635	2007-11-21	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	49.9000	5,000						
1089636	2007-11-21	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089642	2007-11-22	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,300	49.7600	4,300						
1089645	2007-11-22	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,300		0						
1089658	2007-11-23	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.0700	5,000						
1089662	2007-11-23	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089664	2007-11-26	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.1200	5,000						
1089665	2007-11-26	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1089667	2007-11-27	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.0100	5,000						
1089668	2007-11-27	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089671	2007-11-28	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.2100	5,000						
1089672	2007-11-28	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089674	2007-11-29	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	49.9100	5,000						
1089676	2007-11-29	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						
1089678	2007-11-30	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+5,000	50.8700	5,000						
1089680	2007-11-30	2007-12-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-5,000		0						

END